(Vimicro Letterhead)

October 9, 2014

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Tara Harkins, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Vimicro International Corporation

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

File No. 001-34225

Dear Mr. Vaughn, Mr. James and Ms. Harkins:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 9, 2014, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Vimicro International Corporation (together with its subsidiaries, the “Company”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type and are immediately followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Index to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-12

1.                        We note your disclosures and throughout the filing related to your disposal of your equity interest in VMF Shenzhen Corporation (“VMF Shenzhen”) to Vimicro Management Zhongzing Tianshi Investment Corporation. Please clarify for us the nature of the underlying assets and liabilities of VMF Shenzhen. Explain to us in greater detail why you considered this an in- substance sale of real estate.

Company Response:

The underlying assets of VMF Shenzhen consisted solely of the 100% equity interests in Vimicro Technology Corporation (“Vimicro Technology”).  The Company incorporated Vimicro Technology with the intent to undertake Integrated Circuit (“IC”) research and development (“R&D”) activities with local resources.  Vimicro Technology acquired the land use right and expected to ultimately construct office buildings where Vimicro Technology can conduct R&D activities and better develop its IC business.   However, in December 2010, the Company decided to focus on the surveillance and security business and to dispose of non-core IC businesses and assets.  The usage of the land, as promised to local government, was to build the office buildings for IC R&D projects, which were part of the non-core IC business line.  As a result, the Company decided to dispose of all the assets owned by Vimicro Technology including the land use right and the related construction in progress. The Company hereby respectfully confirms with the Staff that VMF Shenzhen had no assets and liabilities other than the 100% equity interest in Vimicro Technology, whose assets and liabilities prior to the disposal were as follows (at book value as of April 30, 2013):

USD
Cash and cash equivalents	$6,548,387
Other receivables	27,328
Intercompany receivables from other 100% owned subsidiaries	2,173,354
Construction in progress	287,676
Land Use Right	977,088
Other payable	(1,608)
$10,012,225

The Company respectfully advises the Staff that VMF Shenzhen had no substantive operations and thus generated no revenue since incorporation. The expenses incurred by VMF Shenzhen since incorporation were mainly related to administrative expenses for the annual statutory filings required by the local authorities.

The Company considered the guidance in ASC 360-20, Plant, Property and Equipment- Real Estate, to account for the disposal of VMF Shenzhen.  Specifically, ASC 360-20-15-3(c) states that examples of transactions that could be in substance the sale of real estate include “[T]he sale or transfer of an investment in the form of a financial asset that is in substance real estate.” As illustrated in ASC 976-10-15-4, examples of transactions that could be in substance the sale of real estate include the sale of corporate stock of enterprises with substantial real estate interests. The disposal of the Company’s equity interest in VMF Shenzhen was solely in the form of a sale of financial assets (corporate stock representing 100% equity interest in VMF Shenzhen).  As shown above, the main assets of Vimicro Technology, other than cash and intercompany receivables from other wholly-owned subsidiaries of the Company, were the land use right and the related construction in progress.  As explained in the first paragraph of this response, the disposal of VMF Shenzhen was part of the Company’s plan to dispose of its non-core assets.  This was further evidenced by the fact that the negotiation of the disposal of VMF Shenzhen was focused on the valuation of the land use right and the related construction in process. Hence, considering the significance of the land use right and construction in progress in the disposal of VMF Shenzhen, the Company concluded that the transaction was an in substance sale of real estate.

Note 2. Summary of Accounting Policies, page F-13

-Investment in an Equity Investee, page F-13

2.                        We note your disclosures here and throughout the filing that you account for the 51% investment in Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin”) under the equity method of accounting. We further note your disclosures of the substantive participating rights that the noncontrolling shareholder holds. Please tell us more about these rights as well as the rights that you hold by virtue of your effective 51% investment. Explain in greater detail why you determined that it should not be consolidated based upon the guidance in FASB ASC Topic 810.

Company Response:

The Company hereby confirms with the Staff that the Company has the right to appoint three directors to the five-member board of directors of and owns an effective 51% equity interest in Zhongtianxin.  Shanxi Province Guoxin Investment Group Corporation (“Guoxin”), the other shareholder, has the right to appoint the remaining two directors to the board of directors of and owns an effective 49% equity interest in Zhongtianxin.

Under the Articles of Incorporation (the “Articles”) of Zhongtianxin, except for a few matters, all the proposals submitted to the board of directors’ meetings should be approved by more than 3/4 or 75% vote of the board of directors. In particular, the Articles specify the following powers and responsibilities that require supermajority votes of more than 3/4 or 75% of the board of directors:

a)             Determine the corporation’s business plan and investment program;

b)             Draw up the corporation’s annual financial budget and final accounts;

c)              Draw up the corporation’s profit distribution and loss recovery plans;

d)             Formulate corporation’s plans to increase or decrease registered capital, conduct an initial public offering listing plan, enter into issuance of bonds or other security listing plans;

e)              Draw up the schemes for the corporation’s material acquisitions, repurchase of corporation’s shares, or enter into mergers, separation, dissolution or change of legal form of the corporation;

f)               Under the authorization of the shareholders’ meeting, decide the corporation’s investments, acquisitions or disposal of assets, mortgage of assets, entrust investment plan, and related party transactions;

g)              Appoint or dismiss the corporation’s General Manager, appoint the deputy General Manager, Financial Controller and other executives based on nomination of General Manager, and approve compensation, rewards and punishment of executives;

h)             Draw up the corporation’s basic management system;

i)                 Draw up the amendment of the Articles;

j)                Nominate or propose changes of the corporation’s auditor to the shareholders’ meetings;

k)             Review the General Manager’s business report and evaluate the General Manager’s performance;

l)                 Review the stock incentive plan and senior management’s incentive plan prepared by the General Manger and submit those plans to the shareholders’ meeting for approval; and

m)         Any other powers and responsibilities provided in any relevant laws, regulations, administrative orders or the Articles.

Next, except for a few matters, all the proposals submitted to the shareholders’  meetings should be approved by more than 3/4 or 75% vote of the shareholders. In particular, the Articles specify the following powers and responsibilities that require supermajority votes (more than 75%) of the shareholders:

a)             Elect and change directors and supervisors that are not employee representatives, decide the compensation of directors and supervisors;

b)             Decide on an increase or decrease in the corporation’s registered capital;

c)              Decide on the corporation’s initial public offering and the related offering plans, offering of corporate bonds and other securities and the related offering plans;

d)             Decide on material acquisitions, repurchase of the corporation’s own shares, or mergers, separation, dissolution, liquidation or change of legal form of the corporation;

e)              Amend the Articles;

f)               Review and approve all guarantees provided by the corporation to external entities;

g)              Review and approve any transactions involving the purchase or sale of important assets that represent more than 30% of the amount of the corporation’s total assets as stated in the most recent audited financials;

h)             Review and approve any single related-party transaction with a transaction amount exceeding RMB 30 million and which represents more than 5% of the corporation’s net assets as stated in the most recent audited financials;  or any series of related-party transactions that (i) involve the same subject or same party; (ii) have an aggregate transaction amount for any consecutive 12-month period exceeding RMB 30 million and representing more than 5% of the corporation’s net assets as stated in the most recent audited financials;

i)                 Review and approve stock incentive plans and any incentive plans for the senior management; and

j)                Review and approve any other matters that should be approved by the shareholders’ meetings as provided in any relevant laws, regulations, administrative orders or the Articles;

In addition to the above, any transactions of the corporation (except for those under which the corporation is receiving cash or assets for free, or is reducing liabilities or obligations for free) that meet any of the standard listed below, should be submitted to the shareholders’ meetings for approval by more than 75% vote:

(1)         Any transaction involving total assets value (which should be the higher of book value or market value)  exceeding 50% of the corporation’s total assets as stated in the most recent audited financials;

(2)         Any transaction with contract value (including the transferred obligations and paid fees) exceeding both (a) 50% of the corporation’s net assets as stated in the most recent audited financials, and (b) RMB 50 million;

(3)         Any transaction that would produce profits exceeding both (a) 50% of the corporation’s net profits as stated in the audited financials for the most recent fiscal year, and (b) RMB 5 million;

(4)         Any transaction involving a transaction target (such as stock) which generated operating revenues exceeding both (a) 50% of the corporation’s operating revenues as stated in the audited financials for the most recent fiscal year, and (b) RMB 50 million; or

(5)         Any transaction involving a transaction target (such as stock) which generated net profits exceeding both (a) 50% of the corporation’s net profits as stated in the audited financials for the most recent fiscal year, and (b) RMB 5 million.

Further, in accordance with the Articles, senior management of Zhongtianxin consists of one General Manager, two deputy General Managers and a Financial Controller. In accordance with the Articles, the General Manager has the following powers and responsibilities:

(1)         Manage the corporation’s overall business, implement the resolutions of the Board of Directors and report to the Board of Directors;

(2)         Implement the corporation’s annual business plans and investment plans;

(3)         Draw up the corporation’s internal management structure;

(4)         Draw up the corporation’s general management rules;

(5)         Draw up the corporation’s specific regulations;

(6)         Propose appointment or dismissal of deputy General Manager and Financial Controller to the board of directors;

(7)         Appoint or dismiss the management except those who should be appointed or dismissed by the board of directors;

(8)         Hire or dismiss employees and decide their salaries, welfare, rewards and punishment;

(9)         Draw up stock incentive plans and other incentive plans; and

(10)  Others rights authorized by the board of directors and the Articles.

As noted above, the supermajority vote (more than 75%) is the default for corporate actions and operational decisions of Zhongtianxin. The Articles provide for certain few exceptional matters to be approved by a simple majority (more than 50%) of the board of directors.  Pursuant to the Articles, matters that can be approved by a simple majority of the board of directors and therefore by the directors appointed by the Company include:

(1)         Call shareholders’ meetings and submit work reports thereto;

(2)         Implement resolutions approved at the shareholders’ meeting;

(3)         Decide the management structure of the corporation; and

(4)         Dismissal of deputy General Manager, Financial Controller and other senior executives (but not the General Manager).

The Articles provide for a certain few other exceptional matters to be approved by a simple majority (more than 50%) of the shareholders.  Pursuant to the Articles, matters that can be approved by a simple majority of the shareholders and therefore by the Company include:

•                  Approve the corporation’s business plan and investment plan submitted by the board of directors;

•                  Review and approve the summary operational report submitted by the board of directors;

•                  Review and approve the summary operational report submitted by the supervisory board;

•                  Review and approve the annual financial budget and final accounts submitted by the board of directors;

•                  Review and approve the profit distribution plan and loss recovery plan submitted by the board of directors; and

•                  Approve the proposal of engagement or change of auditors submitted by the board of directors.

Based on the above, the business plan, the investment plan, summary operational reports, annual financial budget, final accounts, profit distribution plan, loss recovery plan and proposal of engagement or change of auditors require approvals of more than 3/4 or 75% vote of the board of directors before they are submitted to the shareholders.

The Company considered whether the rights of Guoxin should overcome the presumption of consolidation by the investor with a majority voting interest in Zhongtianxin based on ASC 810-10-25, Consolidation- Overall- Recognition. Specifically, ASC 810-10-25-5 states that, among others, “The framework in which such facts and circumstances are judged shall be based on whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder.” Further, ASC 810-10-25-7 states that, among others,” Substantive noncontrolling rights that provide the noncontrolling shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee’s ordinary course of business, although also protective of the noncontrolling shareholder’s investment, shall overcome the presumption that the investor with a majority voting interest shall consolidate its investee.”

The Company followed the guidance in ASC 810-10-25-13 and ASC 810-10-55-1 and noted the following:

•                  As Guoxin holds as much as 49% equity interest in Zhongtianxin, the substance of the rights above is more akin to substantive participating rights than protective rights;

•                  Based on the corporate governance arrangements as illustrated above, it is clear the Company is unable to unilaterally make any decisions requiring supermajority votes at either the board of directors or shareholder level as Guoxin can block such decisions. For example, the decisions to select, terminate, and set the compensation of management the General Manager who is responsible for implementing Zhongtianxin policies and procedures require 3/4 or 75% supermajority votes. Guoxin, pursuant to the clauses summarized above is able to effectively participate in the appointment, and termination and remuneration of the General Manager.  In addition, the appointment and remuneration of the deputy General Managers, Financial Controller and other senior executives are also subject to supermajority votes of 3/4 or 75%. Furthermore, Guoxin is able to effectively participate in the determination of Zhongtianxin’s business plan, investment program and annual financial budget through its representatives in the board of Zhongtianxin as these require 3/4 or 75% supermajority votes. Without the approval of the board of directors, the shareholders will be unable to adopt Zhongtianxin’s business plan, investment program and annual financial budget. These represent the operating and capital decisions of Zhongtianxin in the ordinary course of business including budgeting. These rights provide Guoxin with a wide range of powers to participate in the ordinary business of Zhongtianxin regularly (and at least annually for the annual financial budget) and are thus considered significant. Should Guoxin decide to block any of these initiatives, Zhongtianxin will then be simply unable to operate its ordinary course of business. Thus the Company concluded that the guidance on substantive participating rights per ASC 810-10-25-11 are met;

•                  Guoxin is an independent third party of the Company; and

•                  The Company has no obligation to buy out Guoxin.

Therefore, the Company concluded that Guoxin has the substantive participating rights that allow Guoxin to effectively participate in significant decisions of Zhongtianxin in the ordinary course of business and that overcome the presumption that the Company as a majority shareholder should consolidate Zhongtianxin.

3.                        Further to the above, we note that you contributed intellectual property with a fair value of $11.8 million as part of your investment in Zhongtianxin during fiscal 2013 and that you recorded the contribution of the intellectual property at nil. Please explain to us in more detail why you accounted for the contribution of this intellectual property as nil and why you did not increase your investment in Zhongtianxin.

Company Response:

The intellectual property contributed by the Company to Zhongtianxin (the “Contributed IP”) consisted mainly of patented technology for the manufacture of Surveillance Video and Audio Coding-based security surveillance products and for the related video sensing and intelligence surveillance applications developed by the Company. As required by ASC 730-10-25-1, all related historical research and development expenditures to develop the Contributed IP had been fully expensed in the Company’s historical consolidated statements of comprehensive income (loss). As a result, the carrying amount of the Contributed IP was nil. The Company considered the guidance in ASC 323-10-30-2, which requires that the Company measure its equity method investment in the common stock of Zhongtianxin initially at cost, which was nil, in accordance with the guidance in ASC 805-50-30. The Company further considered ASC 845, Nonmonetary transactions (“ASC 845”) and noted that ASC 845 does not provide guidance when an entity exchanges a controlled asset or group of assets that does not meet the definition of a business for a noncontrolling ownership interest. Specifically,  ASC 845-10-55-2 states that “if the transfer is accounted for at fair value, see paragraph ASC 845-10-35-25A”and thus, clearly does not require fair value accounting in such situation. Therefore, the Company adopted the accounting policy to account for such transactions on a carryover basis, which was nil in the case of Contributed IP, and did not increase its investment in Zhongtianxin.

Note 3. Discontinued Operations, page F-28

4.              We note your disclosures here and throughout the filing that you disposed of your mobile business to Vimicro Qingdao, which is a newly established related party entity, during 2011. We note that you accounted for your investment in Vimicro Qingdao at cost less impairment upon disposal of your mobile business to Vimicro Qingdao. We finally note that you entered into a settlement agreement with Vimicro Qingdao in April 2013 to forgive a portion of the outstanding consideration for this transaction due to the entity’s continued losses. Please address the following comments:

a)                 Please explain in detail to us how you determined that you should deconsolidate this entity upon disposal and account for your investment in Vimicro Qingdao at cost less impairment and how you considered the requirements of FASB ASC Topic 810;

Company Response:

Accounting for Vimicro Qingdao

With respect to our investment in Vimicro Qingdao, the Company considered its rights and obligations after the disposal of its mobile business to Vimicro Qingdao (the “Disposal”) in determining how to account for its investment in Vimicro Qingdao.

In December 2011, the investment framework agreement that established Vimicro Qingdao and set forth the rights and obligations of its shareholders (the “Investment Agreement”) was signed among Vimicro Electronic Technology Corporation, a wholly-owned subsidiary of the Company (“Vimicro Beijing”), VMF Consulting Company, a related party and owned by certain executives of the Company, Wuxi Vimicro Corporation, Xiaochuan Guo and Weimin Chen, both of whom previously were key employees in the mobile business line of Vimicro Beijing.  The Investment Agreement contained certain “stand still” clauses and a “no significant influence” clauses including those summarized below:

•                      The Company shall not appoint any director to the board of directors of Vimicro Qingdao;

•                      The Company agreed that its total direct or indirect shareholding in Vimicro Qingdao shall remain less than 20%; and

•                      The Company agreed that that it shall not exert significant influence on Vimicro Qingdao’s finance and business operations.

The Company considered the accounting for the investment in Vimicro Qingdao based on the following fact pattern:

•                      The Company’s investment consisted of less than 20% of the voting stock of Vimicro Qingdao.

•                      Without representation on the board of directors of Vimicro Qingdao, the Company did not have the ability to exercise significant influence over Vimicro Qingdao’s operating and financial policies.

•                      Transactions between the Company and Vimicro Qingdao were within the scope of the asset transfer agreement between the two parties in connection with the Disposal. There was no managerial personnel interchange. There was also no technological dependency after the transfer, since the mobile business related research and development employees and technology were transferred simultaneously with the mobile business line.

•                      Although certain payments were made and received by the Company on behalf of Vimicro Qingdao after the Disposal, the payments made on behalf of Vimicro Qingdao mainly consisted of the social security of the employees of Vimicro Qingdao, who were applying for the Beijing Hukou (similar to the residence permit) and needed a sequential social security record in Beijing. The employees previously worked in Vimicro Beijing prior to the disposal of the mobile business line, and Vimicro Beijing promised to apply for the Beijing Hukou for the employees when they signed their employee contracts.

•                      There was also a one-off receivable from Vimicro Hong Kong of USD $590,000 collected by the Company on behalf of Vimicro Qingdao related to the sales of 882 wafers which were produced in 2012. This was just a collection on behalf of Qingdao Vimicro because Vimicro Qingdao’s separate bank accounts were not opened at that time.

There were no additional contractual relationships giving the Company any additional rights or obligations over Vimicro Qingdao, nor were there any other financial relationships or forms of subordinated financial debt or support that gave the Company ability to exercise influence over Vimicro Qingdao. There was no arrangement to give the Company any rights other than the ones enjoyed by all the shareholders on a pari pasu basis.

The Company respectfully informs the Staff that Vimicro Qingdao had an outstanding balance in connection with the Disposal and that the Company diligently requested repayment from Vimicro Qingdao. However, the possibility of Vimicro Qingdao settling the balance in full was deemed remote by 2013. The Company negotiated with Vimicro Qingdao for a revised settlement agreement in April 2013. In order to increase the chances of collection, the Company made a commercial decision to forgive part of the outstanding consideration for the Disposal owed by Vimicro Qingdao. The Company respectfully confirms with the Staff there have been no other material changes to the fact pattern since the Disposal in December 2011.

The Company considered the guidance in ASC 810, Consolidation, to determine if Vimicro Qingdao was a variable interest entity subject to consolidation by the Company or any of its subsidiaries as the primary beneficiary and if the Company had a controlling financial interest after the Disposal.

ASC 810-10-25-38A states that, “A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders.

The Company considered the guidance that notes a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.  The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.  The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance”

Power to direct activities

The Company’s investment in Vimicro Qingdao accounted for only approximately 19% of the total equity interest in Vimicro Qingdao after the Disposal. Therefore, the Company did not have the power to direct the activities of Vimicro Qingdao solely through the ownership of equity interests.

Also, under the Articles of Association of Vimicro Qingdao (“the Qingdao Articles”), the majority shareholders through their voting rights retained the ability through majority voting to make normal operating decisions for Vimicro Qingdao’s daily operational decisions such as who to hire, how to develop the assets, what additional financing can be made and with whom, which would have a significant effect on the success of Vimicro Qingdao.  The majority owners had the right to appoint directors to the board of Vimicro Qingdao and make the daily operational decisions. The Company was not engaged in Vimicro Qingdao’s daily operations. Further, the investee’s significant operating and financial decisions were made by the meetings of shareholders. In this case, the respective voting powers of the shareholders are the key factors in determining whether the Company has control power over Vimicro Qingdao.

The Qingdao Articles explicitly indicated that the voting rights of the shareholders are to be proportional to the shares held. Under the PRC corporation law, the default rule for approval at shareholders’ meetings is simple majority (more than 50%).  As provided in the Qingdao Articles, the shareholders can attend shareholder meetings and the Company has the right to vote in accordance with its 19% equity ownership, i.e. 19% of the total vote. Consistent with the PRC corporation law, the Qingdao Articles also provided certain significant corporate matters that require approval by more than 2/3 of the shareholders’ voting powers, which include amending the Qingdao Articles, increasing or decreasing the registered corporate capital, mergers, dissolutions and altering of the corporation’s legal form. However, the other shareholders with a combined majority equity ownership, holding more than 80% of the voting rights can effect these actions unilaterally without any involvement of the Company.

Obligation to absorb losses or the right to receive benefits from the VIE

The Company respectfully advises the Staff that there are no arrangements that would indicate the Company had the obligation to neither absorb any expected losses nor benefit from any expected returns, other than its equity interest in Vimicro Qingdao and the transaction proceeds from the Disposal.  If Vimicro Qingdao was unable to fulfill its obligations with respect to the outstanding balance of the consideration relating to the Disposal, the Company’s losses were limited to the Company’s investment in and the outstanding balance due from Vimicro Qingdao.  The other shareholders with a combined majority equity ownership of Vimicro Qingdao would bear the majority of any expected losses or enjoy the majority of the expected returns.

The limited contractual relationships and transactions the Company conducted with the Vimicro Qingdao after the Disposal are described above and below.  There were no additional agreements or relationships that would give the Company the right to receive expected returns or the obligation to absorb expected losses.

As noted above, it is clear that the Company does not have the power to direct the activities of Vimicro Qingdao that most significantly impact its economic performance and in fact, has not been involved in the daily operations of Vimicro Qingdao.  Next, the Company will not receive a majority of Vimicro Qingdao’s expected residual returns, net profit or dividends nor is it obligated to fund or absorb the excepted losses of Vimicro Qingdao. Based on the facts and guidance set forth in the pronouncements referenced above, the Company would not be the primary beneficiary required to consolidate Vimicro Qingdao subsequent to the Disposal.

Hence, the Company concluded that Vimicro Qingdao should be deconsolidated because the Company was not the primary beneficiary of Vimicro Qingdao nor did it retain any controlling financial interest in Vimicro Qingdao after the Disposal.

The Company respectfully submits to the Staff that its investment in Vimicro Qingdao did not meet the levels of control or any other factors that would require consolidation. According to ASC 810-10-25-1, consolidation is appropriate when the reporting entity has a controlling financial interest (usually ownership of a majority voting interest) and none of the specific scope exceptions apply. As noted in the fact pattern above, with approximately 19% direct and indirect ownership, the Company did not own a controlling financial interest (or majority voting interest) in Vimicro Qingdao.

The Company then further considered the subsequent accounting for the investment in Vimicro Qingdao after the Disposal.

According to ASC 323-10-15-8: “An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. The equity method shall not be applied to the investments described in this paragraph insofar as the limitations on the use of the equity method outlined in paragraph 323-10-25-2 would apply to investments other than those in subsidiaries”

The Company aggregately owned approximately 19% of the direct and indirect equity interest in Vimicro Qingdao, which is lower than the 20% of benchmarking criteria of ASC 323. The Company respectfully confirms with the Staff that the Company only had its rights over Vimicro Qingdao as a normal shareholder and the Company did not possess the ability to exercise significant influence over Vimicro Qingdao under the Investment Agreement or other contractual arrangements. According to ASC 323-10-15-6, the ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including, representation on the board of directors, participation in policy-making processes, material intra-entity transactions, interchange of managerial personnel, technological dependency, and extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).  As noted above and summarized below, these factors were considered by the Company to determine if it had any ability to significantly influence Vimicro Qingdao.

Representation on the Board of Directors

The Company was specifically not allowed to appoint any director to the board of directors of Vimicro Qingdao according to the Investment Agreement.

Participation in policy-making processes

The Company confirms to the Staff that the Company did not have the ability to exercise significant influence over Vimicro Qingdao’s operating and financial policies, in the absence of representation on the board of directors of Vimicro Qingdao or other contractual arrangements.

Material intra-entity transactions

After the divestiture of Vimicro Qingdao, there were no material intra-entity transactions.

Interchange of managerial personnel

The Company respectfully confirms to the Staff that there was no interchange of managerial personnel between the Company and Vimicro Qingdao.  Further, the Investment Agreement specifically stated that the Company will not designate any director to the board of directors of Vimicro Qingdao. Under the Investment Agreement, the Company also specifically represented and warranted that it would not exercise significant influence over Vimicro Qingdao’s finance and business operations. Therefore, there were no managerial personnel interchanges.

Technological dependency

The Company further respectfully confirms to the Staff that the research and development employees and technology relating to the mobile business were transferred to Vimicro Qingdao simultaneously with the Disposal. As a result, there was no technological dependency between the Company and Vimicro Qingdao after the Disposal.

Extent of ownership by an investor in relation to the concentration of other shareholdings

The Company respectfully submits to the Staff that only approximately 18% of Vimicro Qingdao was owned by the Company’s wholly owned subsidiary, while 19% was owned by Vimicro Wuxi Corporation (“Vimicro Wuxi”), 14% owned by VMF Consulting Company and 49% owned by two former key employees of the mobile business.

Based on the above analysis, the Company concluded that Vimicro Qingdao should not be accounted under the equity method because the Company did not possess the ability to exercise significant influence over operating and financial policies of Vimicro Qingdao.

The Company further considered that its investment in Vimicro Qingdao did not constitute a marketable equity security (with a readily available market with a readily determinable fair market value) and thus was not classified as an available-for-sale investment under ASC 320, Debt and Equity Securities.

According to ASC 325, Investments-Others, absent other indicators of significant influence, an equity investment that represents less than 20% of an entity’s ownership that is generally considered not to provide significant influence is accounted for at cost.  ASC 325-20-05-03 specifically notes, in part, that “the cost method is generally followed for most investments in noncontrolled corporations.” Therefore, the Company accounted for the investment in Vimicro Qingdao at cost less impairment under ASC 325.

b)                 Please discuss if you were responsible to fund the continued losses of this entity upon the disposal and how you considered this in your analysis to deconsolidate this entity; and

Company Response:

The Company respectfully confirms with the Staff that there was no obligation to fund the continued losses of Vimicro Qingdao after the Disposal and this fact pattern has been considered in the analysis with respect to the deconsolidation of Vimicro Qingdao as discussed above in response to the Staff’s question 4(a).

c)                  Discuss us in detail how you met the requirements of FASB ASC 205-20 to record the disposal of this business as discontinued operations;

Company Response:

The Company considered the three criteria in ASC 205-20-45-1: a) whether Vimicro Qingdao qualified as a component of the Company, b) whether continuing cash flows related to the mobile business and its assets were expected to be received or paid by the Company after the Disposal and c) whether the Company was to have no significant continuing involvement in the operations of Vimicro Qingdao subsequent to the Disposal.

As noted in the Glossary for ASC 205, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

The mobile product line was a component of entity as it had operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.  The mobile product line business was previously carried out by Vimicro Beijing, the accounting records of mobile product line could be clearly distinguished from the other business of the Company.

With respect to the second factor (b) above, ASC 205-20-55-3 provides a four-step process for evaluation.  According to ASC 205-20-55-5 “If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation. Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 205-20-45-1(a) criterion to be considered a discontinued operation.”

The four-step process in ASC 205-20-55-3 consists of analyzing:

Are continuing cash flows expected to be generated by the ongoing entity?

No. There were continuing cash flows generated by the ongoing entity for a short time period, especially before the disposal of the mobile product business was completed in December 2011.  However, they were not direct cash flows. The Company confirms with the Staff that the details of continuing cash flows (out-flow and in-flow) consisted mainly of operating leases to Vimicro Qingdao, employees’ salary and expenses paid on the behalf of Vimicro Qingdao, rental and other miscellaneous expenses paid on the behalf of Vimicro Qingdao.

There was also a one-off receivable of Vimicro Hong Kong of USD $590,000 collected by the Company on behalf of Vimicro Qingdao, relating to the sales of 882 wafers produced in 2012. This collection, together with other payments made on behalf of Vimicro Qingdao, was made before Vimicro Qingdao’s separate bank accounts were opened and payment arrangements with previous customers were updated.  Therefore, there was no income statement impact on the Company’s financial statements. With respect to the collection of the receivable, these wafers were in the process of being produced at the end of 2011.

Hence none of those continuing cash flows were direct.

Do the continuing cash flows result from a migration or continuation of activities?

No. The continuing cash flows, which were all indirect in nature, did not result from a migration nor do they provide for a continuation of activities.  According to ASC 205-20, migration represents activities which demonstrate the ongoing entity expects to continue to generate revenues and (or) is indicated by incurring expenses from the sale of similar products or services to specific customers of the disposed component. As the Company divested all of its mobile product line assets and did not provide any subsequent mobile related products or services, there were no migration activities conducted or indicated.

Continuation of activities represents the continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component. The activities between the Company and Vimicro Qingdao as described above, were mainly payments made on the behalf of Vimicro Qingdao by the Company for salaries, rental and other expenses, and a one-off collection received on behalf of Vimicro Qingdao, and the operating lease, which would not meet the definition of continuation of activities. The payments and receipts incurred are related to activities that are different in nature from the former activities of the ongoing entity. So there is no continuation of activities.

Are the continuing cash flows significant?

No. Further, the Company confirms with the Staff that the cash flows were not direct cash flows and not significant.

Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

No. Please see the Company’s response to Staff’s question 4(a) above.

The Company further considered ASC 205-20-55-17, which notes that “The following factors, among others, should be considered in evaluating whether continuing involvement constitutes significant continuing involvement: a. The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. b. The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.”

As noted above, with respect to the first factor (a) and in summary, the Company retained an aggregate of approximately 19% of direct and indirect equity interest of Vimicro Qingdao after the Disposal, but could not designate any director to the board of directors of Vimicro Qingdao. Pursuant to the Qingdao Articles, Vimicro Qingdao’s General Manager was nominated and appointed by its board of directors. The Chief Financial officer was nominated by the General Manager, and his/her remuneration was approved by Vimicro Qingdao’s board of directors. The Company’s total direct or indirect shareholding in Vimicro Qingdao has been less than 20% since the Disposal and it could not exert significant influence over Vimicro Qingdao’s finance and business operations. The voting and dividend rights of each shareholder were based on its respective share of equity interest in Vimicro Qingdao.

As noted above, the Company did not retain any sufficient interest in the disposed mobile business to enable it to exert significant influence over Vimicro Qingdao’s operating and financial policies. There was no other contract or arrangement that would enable the Company to exert significant influence to the overall operations of Vimicro Qingdao.

Based on the various analyses above, the cash flows related to the payments made on behalf of Vimicro Qingdao and the cash flows related to the operating lease were determined to be indirect cash flows. Further, based on management’s assessment, the cash flow involvement of the one-off collection made by the Company on behalf of Vimicro Qingdao, and other factors listed did not constitute an ability of the Company to exert significant influence over Vimicro Qingdao’s operating and financial policies.

Due to these factors, and the analyses conducted above and resulting conclusions, the Company determined that classification as discontinued operations was appropriate and the Company reported the results of operations of the mobile business component in discontinued operations.

*                                         *                                         *

  The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to such filings; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 20-F or the Company’s other filings, please feel free to contact me by phone at +86 (10) 6894-8888, or our U.S. counsel, Benjamin Su at Kirkland & Ellis, at +852 3761-3306.

Very truly yours,
Vimicro International Corporation

		By:	/s/ Jinming (Jimmy) Dong
Name: Jinming (Jimmy) Dong
Title: Chief Controller

cc:	Peter Li, Chief Financial Officer of Vimicro International Corporation
Benjamin Su, Esq., Kirkland & Ellis
Ricky Ng, Ernst &Young Hua Ming LLP